SEDI	Page 1 of 2

Back	2015-07-02, 10:40:57, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: TRANSGLOBE ENER	Issuer: TransGlobe Ener	Security: Common Sha

Transaction Number	2680213
Security designation	Common Shares
Opening balance of securities held	0
Date of transaction	2015-06-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities	1018045
acquired
Unit price or exercise price		Currency

Closing balance of securities held	1018045	Insider's
		calculated
		balance
Filing date/time	2015-07-02
	10:40:20

General remarks (if necessary to
describe the transaction)
Private remarks to securities
regulatory authorities

Insider: TRANSGLOBE ENER	Issuer: TransGlobe Ener	Security: Common Sha

Transaction Number	2680215
Security designation	Common Shares
Opening balance of securities held	1018045
Date of transaction	2015-06-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities	1018045
disposed of
Unit price or exercise price		Currency

Closing balance of securities held	0

SEDI	Page 2 of 2

Insider's
calculated
balance
Filing date/time	2015-07-02
10:40:53

General remarks (if necessary to
describe the transaction)
Private remarks to securities
regulatory authorities